Exhibit 99.3

NOUVEAU MONDE GRAPHITE

TMX | TSX Trust

Appointment of Proxyholder

I/We, being holder(s) of common shares of Nouveau Monde Graphite Inc. (the "Corporation"), hereby appoint: Mr. Charles-Olivier Tarte, Chief Financial Officer of the Corporation, or, failing him, Ms. Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary of the Corporation, or

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as proxy of the undersigned to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the special and annual general meeting of shareholders of the Corporation (the "**Meeting**") to be held by way of a live webcast at https://virtual-meetings.tsxtrust.com/en/1931 on Wednesday, May 13, 2026 at 10:00 a.m. (Eastern Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

To participate, interact, ask questions or vote at the Meeting, participants will need a control number (see control number set forth on this proxy for registered shareholders) and the following password: "**nou2026**" (case sensitive). **If you appoint a proxyholder other than the proxyholders listed above, in addition to returning your proxy by mail, fax, email or Internet to TSX Trust Company ("TSXT"), YOU MUST ALSO either call TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) or complete the electronic form available at www.tsxtrust.com/control-number-request by 10:00 a.m. (Eastern Time) on May 11, 2026 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting) to properly register your proxyholder, so that TSXT may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy.** Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

MANAGEMENT'S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen.

1. Election of Directors

	FOR	AGAINST
1. Daniel Buron	☐	☐
2. Eric Desaulniers	☐	☐
3. Paola Farnesi	☐	☐
4. Édith Jacques	☐	☐
5. Hubert T. Lacroix	☐	☐
6. Stéphane Leblanc	☐	☐
7. Nathalie Pilon	☐	☐
8. Chantal Sorel	☐	☐

2. Appointment of Auditor

To appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors of the Corporation to set its compensation. — FOR ☐ WITHHOLD ☐

3. To consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule "A" of the management proxy circular (the "**Circular**")) authorizing, among other things, the Corporation to issue to Investissement Québec ("**IQ**") 33,351,853 common shares in the capital of the Corporation (each, a "**Common Share**"), on a private placement basis, at a price of US$1.84 per Common Share (the "**Offering Price**"), as more particularly described in the Circular (the "**IQ Private Placement**"). — FOR ☐ AGAINST ☐

4. To consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule "B" of the Circular) authorizing, among other things, the Corporation to issue to Canada Growth Fund Inc. ("**CGF**") 44,452,460 Common Shares, on a private placement basis, at the Offering Price, as more particularly described in the Circular (collectively with the IQ Private Placement, the "**Related Party Private Placements**"). — FOR ☐ AGAINST ☐

5. To consider and, if deemed advisable, to adopt a resolution (the "**Private Placements Resolution**", which is set out in Schedule "C" of the Circular) authorizing, among other things, the Related Party Private Placements and the issuance by the Corporation to ENI International B.V. ("**ENI**") of 38,043,478 Common Shares, on a private placement basis, at the Offering Price (collectively, the "**Private Placements**"), and (i) which Common Shares to be issued pursuant to the Private Placements represent, in the aggregate, (A) more than 25% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, and (B) a 19.56% discount to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange on April 9, 2026, and (ii) which Common Shares to be issued pursuant to the Related Party Private Placements represent more than 10% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, all as more particularly described in the Circular. — FOR ☐ AGAINST ☐

6. To consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule "D" of the Circular) authorizing, among other things, certain amendments to outstanding warrants of the Corporation to acquire Common Shares (the "**Warrants**") held by each of IQ and CGF, in each case as more particularly described in the Circular. — FOR ☐ AGAINST ☐

7. To consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule "E" of the Circular) authorizing, among other things, the potential exercise of the Warrants held by IQ and CGF and conversion of an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 in favour of IQ, that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding, on a non-diluted basis, as more particularly described in the Circular. — FOR ☐ AGAINST ☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the TSX Trust website https://services.tsxtrust.com/financialstatements and input code 7528a.

☐ I would like to receive quarterly financial statements ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated for any particular item specified herein, this proxy will be voted as recommended by management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/we authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (Eastern Time) on May 11, 2026 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

Form of Proxy – Special and Annual General Meeting of Shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) to be held on May 13, 2026 (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. If the signatory is acting in a fiduciary or representative capacity, please provide full particulars of such appointment and authority. 2. Except where a shareholder chooses to vote his or her shares by proxy using the telephone, a shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this proxy. A person appointed as proxyholder to represent a shareholder need not be a shareholder of the Corporation. If you appoint a proxyholder other than the individuals listed above, YOU MUST return your proxy by mail, fax, email or Internet to TSXT and YOU MUST ALSO have the appointee either complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 416 682-3860 (other countries) by 10:00 a.m. (Eastern time) on May 11, 2026 (or 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed) to properly register your proxyholder, so that TSXT may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest. Any person appointed as proxyholder must be present at the Meeting or any adjournment or postponement thereof to vote. 3. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 4. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 5. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security. All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of the Corporation’s management. How to Vote INTERNET • Go to: www.meeting-vote.com • Cast your vote online • View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352, an agent will help you vote online. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy. To vote using your smartphone, please scan this QR Code: MAIL, FAX OR EMAIL • Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, Ontario M1S 0A1 • You may alternatively fax your proxy to 416-607-7964 or scan and email toproxyvote@tmx.com. An undated proxy is deemed to bear the date on which it is mailed by management to you. All proxies must be received by 10:00 a.m. (Eastern Time) on May 11, 2026 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).